FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For March 20, 2002


                                   Regus plc

                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X            Form 40-F
                               ---                    ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No X
                        ---                    ---


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                                   Regus plc

                               INDEX TO EXHIBITS

Item
----
1.      Press Release of Regus plc dated March 20, 2002.








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                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Regus plc


Date: March 20, 2002                         By: /s/ Stephen Stamp
                                                --------------------------------
                                                Name:  Stephen Stamp
                                                Title: Group Finance Director







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                                                                          Item 1




      Embargoed until 12:00 noon GMT; 7:00 am EST Wednesday 20 March 2002


                       LARGEST EVER GLOBAL WIN FOR REGUS
            Nokia in 5-year (pound)100 million serviced office deal


Regus and Nokia have signed a global agreement for the transfer of up to one fifth of Nokia's worldwide office locations to Regus business centres within the next 3-5 years. The agreement has a potential value to Regus of (pound)100 million over the length of the 5-year agreement.

The agreement has a potential size of several thousand workspaces. Regus will become the exclusive global provider of serviced office accommodation to Nokia in all operating regions around the world. In addition to workspaces, Regus will also include meeting rooms and support staff services in an all-inclusive deal.

A Nokia spokesperson comments, "This agreement provides us with both improved operational flexibility and increased efficiency, which will result in a substantial cost saving to our business year on year. We partnered with Regus because they are capable of providing a truly global one-stop-shop solution for our serviced offices. Ours is such a dynamic business that we are constantly having to align our real estate portfolio to meet the needs of our internal and external customers and this agreement helps to meet those needs very well indeed."

Mark Dixon, chief executive of Regus comments, "This groundbreaking agreement clearly demonstrates that serviced office solutions are now becoming mainstream for the world's leading companies. Regus is able to create a substantial reduction in the total occupancy costs for Nokia offices while also providing unrivalled global coverage.

"This trend in office outsourcing is increasing on a world-wide scale, as more and more companies examine their cost base and look for more cost-effective solutions to their office accommodation requirements. We now have a large portfolio of global clients that recognise the common sense solutions that we provide. They also appreciate the significant flexibility and savings on total occupancy cost which we can offer them compared with a traditional long term lease."

Note to editors

About Regus

Represented in 50 countries, Regus is the global leader in supplying fully serviced office workspaces. Offering more than 90,000 workspaces in more than 410 prestigious locations, it is also the market leader in providing meeting rooms, conference and training facilities and pubic access videoconferencing studios.

For further information, contact Stephen Jolly, Regus on 07768 791462

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For further information, contact Aapo Pispa at Nokia on +358718034207






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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.